51TALK ONLINE EDUCATION GROUP

24 Raffles Place #17-04 Clifford Centre,

Singapore 048621

March 12, 2024

VIA EDGAR

Mr. Joel Parker

Mr. Scott Stringer

Mr. Donald Field

Ms. Rebekah Reed

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	51Talk Online Education Group (the “Company”) Form 20-F for Fiscal Year Ended December 31, 2022 Filed April 6, 2023 Correspondence filed December 5, 2023 File No. 001-37790

Dear Mr. Parker, Mr. Stringer, Mr. Field and Ms. Reed:

This letter sets forth the Company’s response to the comments contained in the letter dated February 14, 2024 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 6, 2023 (the “2022 Form 20-F”) and the Company’s response letter submitted on December 5, 2023. The Staff’s comments are repeated below in bold and followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Correspondence filed December 5, 2023

Item 3. Key Information, page 4

1.	We note your response to prior comment 1 and reissue. Please revise your disclosure to acknowledge that Chinese regulatory authorities could disallow your holding company structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. In this regard, we note that Chinese regulatory authorities could change the rules and regulations regarding foreign investment or ownership in your industry at any time.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
March 12, 2024

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined, and incremental changes in response to the Staff’s follow-up comment shown in strike-through for deletions or double underlines for additions), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

ITEM 3. KEY INFORMATION

Our Holding Company Structure

51Talk Online Education Group is not an operating company but a Cayman Islands holding company. We conduct our business operations through our offshore subsidiaries, including our Hong Kong subsidiaries, as well as our subsidiaries in mainland China. We conduct part of our operations, which solely pertains to research and development, administration and sales and marketing, through our mainland China subsidiaries. Investors in our ADSs are purchasing equity interest in a holding company incorporated in the Cayman Islands instead of equity interest in our operating subsidiaries. This structure involves unique risks to investors who hold our ADSs. For example, as a holding company, our mainland China subsidiaries are subject to regulations on loans to, and direct investment in, mainland China entities by offshore holding companies. In addition, Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and/or a material change in the value of our securities, including that it could cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to having operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—PRC regulation on loans to, and direct investment in, mainland China entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of our equity offerings to make loans to our mainland China subsidiaries or make additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

The mainland China government’s significant oversight and discretion over our operations in mainland China could result in a material adverse change in our operations and the value of our ADSs.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
March 12, 2024

We conduct our operations in mainland China through our mainland China subsidiaries. Our operations in mainland China are governed by laws and regulations of mainland China. The mainland China government has significant oversight and discretion over the conduct of our operations in mainland China, and it may intervene in or influence our operations. For example, we divested our China Mainland Business in June 2022 and have since focused on our international business. However, there is no assurance that relevant governmental authorities in mainland China would fully apprehend the impact of the divestiture of our ~~international business~~ China Mainland Business and our on-going operations and may consider that we are still subject to the Alleviating Burden Opinion. As a result, governmental authorities in mainland China may take actions against us, which could result in a material adverse change in our operation, and our ordinary shares and ADSs may decline in value or become worthless. Also, Chinese regulatory authorities could disallow our holding company structure, which would likely result in a material change in our operations and/or a material change in the value of our securities, including that it could cause the value of such securities to significantly decline or become worthless. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and foreign investment in issuers with significant operations in mainland China depending on the facts and circumstances. In the event that we are required to seek approval, permissions or other actions from relevant mainland China’s regulatory authorities in connection with our offerings that are conducted overseas and foreign investment in our mainland China subsidiaries, failure to comply with any legal and regulatory requirements of mainland China in relation to overseas securities issuance or foreign investment could significantly limited or completely hindered our ability to offer or continue to offer securities to investors or cause the value of our ADSs to significantly decline or become worthless. Therefore, investors of our company face potential uncertainty from actions taken by the PRC government affecting our operations in mainland China.

Item 4. Information on the Company

A. History and Development of the Company, page 38

2.	We note your response to prior comment 10. On page 39 of the 2022 Form 20-F, you reference "...the variable interest entities controlled by us, such as Dasheng Zhixing..." Please make comparable revisions to this statement, limiting any reference to control over the former VIEs to a clear description of the conditions you have satisfied for their consolidation under U.S. GAAP.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
March 12, 2024

In June 2022, we entered into a definitive share purchase agreement, dated June 24, 2022 (the “Share Purchase Agreement”), with Dasheng Holding (HK) Limited (“Dasheng”), an entity controlled by Mr. Jiajia Jack Huang, our chairman and chief executive officer, pursuant to which Mr. Jiajia Jack Huang, through Dasheng, acquired our China Mainland Business, i.e., all of our online English tutoring businesses in mainland China, including all associated liabilities and assets, for US$1. This transaction was completed on June 30, 2022. Thereafter, COE HK CO I and its subsidiaries, and the variable interest entities, ~~controlled by us~~ which our Cayman Islands holding company was considered the primary beneficiary of for accounting purposes and consolidated as required by Accounting Standards Codification topic 810, Consolidation, such as Dasheng Zhixing and its subsidiaries and branches, Philippines Co I and Shenzhen Dasheng Zhiyun Technology Co., Ltd., were all divested from us. See “Item 4. Information on the Company—C. Organizational Structure” for further details.

General

3.	We note your responses to prior comments 8 and 11, particularly your references to "mainland China" throughout the proposed revised disclosure on pages 7, 21, 23, 25, and 29 of the 2022 Form 20-F. Please further revise your disclosure to prominently state as appropriate throughout the filing, including under Item 3, Item 5, and the summary of risk factors and risk factors sections, that the legal and operational risks associated with operating in mainland China also apply to operations in Hong Kong.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure as follows (page reference is made to the 2022 Form 20-F to illustrate the approximate location of the disclosure) in its future Form 20-F filings (with deletions shown as strike-through and additions underlined, and incremental changes in response to the Staff’s follow-up comment shown in strike-through for deletions or double underlines for additions), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

ITEM 3. KEY INFORMATION

Our Holding Company Structure

. . .

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
March 12, 2024

We face various legal and operational risks and uncertainties associated with having part of our operations in China and the complex and evolving PRC laws and regulations. For example, we face risks associated with regulations on loans to, and direct investment in, mainland China entities by offshore holding companies. These risks could result in a material adverse change in our operations and the value of our ADSs or cause the value of such securities to significantly decline or become worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Global Operations—PRC regulation on loans to, and direct investment in, mainland China entities by offshore holding companies and governmental control in currency conversion may delay or prevent us from using the proceeds of our equity offerings to make loans to our mainland China subsidiaries or make additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” All the operational risks associated with having operations in mainland China also apply to operations in Hong Kong. With respect to the legal risks associated with having operations in mainland China, the laws, regulations and the discretion of mainland China governmental authorities discussed in this annual report are expected to apply to mainland China entities and operations, rather than entities or operations in Hong Kong which operate under a different set of laws from mainland China.

D.      Risk Factors

Summary of Risk Factors

Below is a summary of material risks we face, organized under relevant headings. All the operational risks associated with having operations in mainland China also apply to operations in Hong Kong. With respect to the legal risks associated with having operations in mainland China, the laws, regulations and the discretion of mainland China governmental authorities discussed in this annual report are expected to apply to mainland China entities and operations, rather than entities or operations in Hong Kong which operate under a different set of laws from mainland China.

Changes in mainland China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations.

We conduct part of our operations through our subsidiaries in mainland China. Accordingly, our operations, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in mainland China generally and by continued economic growth in mainland China as a whole. In addition, as all the operational risks associated with having operations in mainland China also apply to operations in Hong Kong, our operations in Hong Kong are also subject to the operational risks associated with having operations in mainland China.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission
March 12, 2024

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China are still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant ~~control~~ influence over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our operations. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. ~~The growth rate of the Chinese economy has gradually slowed since 2010, and the impact of COVID-19 on the global and Chinese economy in 2020, 2021 and 2022 was severe.~~ Although the Chinese economy has grown in recent years, its growth rate has declined and may continue to decline. Any prolonged slowdown in the global and Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

Item 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included in this annual report on Form 20-F. This report contains forward-looking statements. See “Forward-Looking Information.” In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report on Form 20-F. All the operational risks associated with having operations in mainland China also apply to operations in Hong Kong. With respect to the legal risks associated with having operations in mainland China, the laws, regulations and the discretion of mainland China governmental authorities discussed in this annual report are expected to apply to mainland China entities and operations, rather than entities or operations in Hong Kong which operate under a different set of laws from mainland China. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

*          *         *

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at tangchun@51talk.com or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP at +86 (21) 6193-8210 or haiping.li@skadden.com or Yilin Xu of Skadden, Arps, Slate, Meagher & Flom LLP, at +86 10 6535 5586 or via e-mail at yilin.xu@skadden.com.

Very truly yours,

/s/ Cindy Chun Tang
Name: Cindy Chun Tang
Title: Chief Financial Officer

cc:	Jack Jiajia Huang, Chairman of the Board of Directors and Chief Executive Officer, 51Talk Online Education Group

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Yilin Xu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Rong Liu, Partner, Marcum Asia CPAs LLP